Exhibit 99.1

PRIVILEGED & CONFIDENTIAL

Alibaba Group and Youku Tudou Enter into Definitive Merger Agreement

Alibaba to Acquire Youku Tudou in an All-Cash Transaction

Hangzhou and Beijing, China, November 6, 2015 — Alibaba Group Holding Limited (NYSE:BABA) and Youku Tudou Inc. (NYSE:YOKU) today announced their entry into a definitive merger agreement pursuant to which an affiliate of Alibaba Group (“Alibaba”) will acquire Youku Tudou Inc., a leading multi-screen entertainment and media company in China (“Youku Tudou”), in an all-cash transaction (the “Transaction”).

Upon completion of the Transaction, the shareholders of Youku Tudou, other than the current investment entity controlled by Alibaba, will have the right to receive US$27.60 per American Depositary Share (“ADS”, each representing 18 ordinary shares of Youku Tudou) in cash.  The price represents a premium of 35.1% over the closing price of Youku Tudou’s ADSs on October 15, 2015, one day prior to the date that Youku Tudou announced it had received a “going private” proposal from Alibaba, and a premium of 49.9% to the volume-weighted average closing price of Youku Tudou’s ADSs during the three months prior to October 15, 2015.

Youku Tudou’s board of directors (the “Youku Tudou Board”), acting on the recommendation of an independent special committee of the Youku Tudou Board (the “Special Committee”), unanimously approved the merger agreement and the Transaction and recommends that Youku Tudou’s shareholders vote to authorize and approve the merger agreement and the Transaction.

“We believe this combination with Alibaba maximizes value for Youku Tudou shareholders and significantly benefits our customers, users and team,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “We are eager to work with Alibaba to grow our multi-screen entertainment and media ecosystem. We are confident that we will strengthen our market position and further accelerate our growth through the integration of our advertising and consumer businesses with Alibaba’s platform and Alipay services. With Alibaba’s support, Youku Tudou’s future as the leading multi-screen entertainment and media platform in China has been firmly secured.”

The Transaction, which is expected to close in the first quarter of 2016, is subject to customary closing conditions, including the affirmative vote of the shares of Youku Tudou representing at least two-thirds of the shares present and voting in person or by proxy as a single class at an extraordinary general meeting of Youku Tudou’s shareholders.  Alibaba has entered into a support agreement with Youku Tudou’s Founder, Chairman and Chief Executive Officer Victor Koo, Chengwei Capital and various entities affiliated with them pursuant to which such shareholders have agreed to, among other things and solely in their capacity as shareholders of Youku Tudou, vote all of the ordinary shares of Youku Tudou beneficially owned by them in favor of the Transaction and against any competing transaction in accordance with the terms of the support agreement.  Alibaba and the parties to the support agreement collectively beneficially own approximately 60.6% of the total voting power of the Youku Tudou shares.

Following the completion of the Transaction, Victor Koo will remain as Chairman and Chief Executive Officer of Youku Tudou.  If the Transaction is completed, Youku Tudou’s ADSs will no longer be listed on the New York Stock Exchange.

Morgan Stanley Asia Limited is acting as financial advisor to Alibaba.  Simpson Thacher & Bartlett LLP is serving as U.S. legal advisor to Alibaba, and Fangda Partners and Walkers are serving as PRC legal advisor and Cayman Islands legal advisor, respectively, to Alibaba.

J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”) is acting as financial advisor to the Special Committee.  Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee, and TransAsia and Conyers Dill & Pearman are serving as PRC legal advisor and Cayman Islands legal advisor, respectively, to the Special Committee. Kirkland & Ellis is serving as legal advisor to J.P. Morgan.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                  Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                  Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                  Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                  Alitrip (www.alitrip.com), a leading online travel booking platform

•                  AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                  Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                  1688.com (www.1688.com), a leading online wholesale marketplace in China

•                  AliCloud (www.alicloud.com), a provider of cloud computing services to businesses and entrepreneurs

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is a leading multi-screen entertainment and media company in China. Youku Tudou is China’s leading Internet television platform, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU”.

Additional Information about the Transaction

In connection with the Transaction, Youku Tudou will prepare and mail a proxy statement that will include a copy of the merger agreement to its shareholders. In addition, certain participants in the Transaction will prepare and mail to Youku Tudou’s shareholders a Schedule 13E-3 transaction statement that will include Youku Tudou’s proxy statement.  These documents will be filed with or furnished to the SEC.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT YOUKU TUDOU, THE PROPOSED TRANSACTION AND RELATED MATTERS.  In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, Youku Tudou shareholders also will be able to obtain these documents, as well as other filings containing information about Youku Tudou, the proposed Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting Youku Tudou at the following address and/or phone number:

Youku Tudou Inc.

7/F, Tower B, World Trade Center

No. 36 North Third Ring Road, Dongcheng District

Beijing 100029

People’s Republic of China

Tel: (+8610) 5890-6883

Youku Tudou and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from Youku Tudou’s shareholders with respect to the proposed Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed Transaction proceed.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how Youku Tudou’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed Transaction may not be satisfied or waived; and other risks and uncertainties to be discussed in documents filed with the SEC by Youku Tudou, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by Youku Tudou. These forward-looking statements reflect expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. Neither Youku Tudou nor Alibaba, or any of their respective affiliates, undertakes any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Alibaba Group:

Investor Relations Contact

Jane C. Penner

investor@alibabagroup.com

Robert H. Christie

Alibaba Group

+1 917 860 9410

bob.christie@alibaba-inc.com

For Youku Tudou:

Investor Relations Contact

Chang You

Youku Tudou Inc.

(+8610) 5890-6883 x 8056

changyou@youku.com

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